Exhibit 99.2

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Entrée Resources Ltd. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Entrée Resources Ltd. held on June 22, 2023 in a virtual-only format.

	MATTERS VOTED UPON		OUTCOME
1.	To determine the number of directors at six.		CARRIED
	Vote Totals:	For	Against	% of Votes Cast For
		123,726,333	1,946,363	98.45
2.	To elect the six nominees set forth in the Company’s Information Circular for the annual general meeting to be held on June 22, 2023, as directors for the ensuing year.		CARRIED
	Vote Totals:	For	Withheld	% of Votes Cast For
	Teresa Conway	118,214,273	1,402,298	98.83
	Alan Edwards	117,833,073	1,783,498	98.51
	Allan Moss	117,822,773	1,793,798	98.50

Entrée Resources Ltd.

1650 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 Canada

Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330

www.entreeresourcesltd.com

	Michael Price	117,833,073	1,783,498	98.51
	Paula Rogers	117,926,733	1,689,838	98.59
	Stephen Scott	117,939,233	1,677,338	98.60
3.	To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED
	Vote Totals:	For	Withheld	% of Votes Cast For
		123,778,213	1,894,482	98.49
4.	To pass an ordinary resolution approving amendments to and the renewal of the Company’s Stock Option Plan (the “Plan”) and all unallocated options issuable pursuant to the Plan, and authorizing the Company to grant options under the Plan until June 22, 2026.		CARRIED
	Vote Totals:	For	Against	% of Votes Cast For
	111,896,709	7,719,862	93.55

Yours truly,

ENTRÉE RESOURCES LTD.

“Susan McLeod”

Susan McLeod, VP, Legal Affairs & Corporate Secretary